Harris Corporation
$150,000,000



3.5% Convertible Debentures due 2022
and
3,314,917 Shares of Common Stock Issuable Upon
Conversion of the Debentures

This prospectus supplement supplements information contained in the prospectus dated November 18, 2002, as supplemented by prospectus supplement no. 1 dated December 10, 2002, prospectus supplement no. 2 dated February 4, 2003, prospectus supplement no. 3 dated February 19, 2003, and prospectus supplement no. 4 dated March 7, 2003, covering the resale by the selling securityholders of our 3.5% Convertible Debentures due 2022 and the shares of our common stock issuable upon conversion of the debentures, including preferred stock purchase rights associated with our common stock. This prospectus supplement no. 5 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus.

Investing in the debentures or the common stock into which the debentures are convertible involves risks. See "Risk Factors" beginning on page 7 of the prospectus, and the "Forward Looking Statements and Factors that May Affect Future Results" section contained in our most recent periodic report filed with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL, OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in the table appearing under the caption "Selling Securityholders" in the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto:

Selling Securityholders	Principal Amount of Debentures Beneficially Owned That May Be Sold Hereby (3)	Percentage of Debentures Outstanding (2) (3)	Number of Shares of Common Stock That May Be Sold Hereby (1) (2) (3)
Salomon Smith Barney Inc.(4)	$ 280,000	0.2	6,188
Silverback Master LTD	1,000,000	0.7	22,099

(1) Assumes conversion of all of the holder's debentures at a conversion rate of 22.0994 shares of our common stock per each $1,000 principal amount of the debentures. This conversion rate will be subject to adjustment, however, as described in the prospectus under "Description of Debentures — Conversion Rights." As a result, the number of shares of our common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2) Information about any other selling securityholders that is not set forth in the prospectus or this prospectus supplement may be set forth in one or more prospectus supplements, if required. This information assumes that holders of debentures, or any future transferees, pledgees, donees or successors of or from any such holders of debentures, do not beneficially own any common stock, other than the common stock issuable upon conversion of the debentures at the initial conversion rate. In calculating these amounts, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holders' debentures. Based upon such assumptions, no holder will own more than 1% of our common stock.

(3) We are unable to obtain information as to secondary sales of the debentures and, accordingly, cannot determine the extent to which the debentures listed in this prospectus supplement consist of debentures purchased in the original offering of the debentures in August 2002 or subsequently in the secondary market. Because we are unable to make adjustments to the prospectus for secondary market sales, the prospectus will overstate the debentures held by a selling securityholder to the extent of such sales.

(4) Salomon Smith Barney Inc. acted as one of the initial purchasers in connection with our private offering of the debentures in August 2002. Further, Citibank, N.A., an affiliate of Salomon Smith Barney Inc., is a participating lender under our 364-Day Credit Agreement and our Credit Agreement (3-Year). Citibank N.A. and its international banking affiliates also provides other banking services to us, including: providing lines of credit for some of our international subsidiaries, issuing letters of credit, providing cash management and foreign exchange and other similar banking services. We may engage in other business transactions with Salomon Smith Barney and its affiliates from time to time at the discretion of our management.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. Except as set forth above, to our knowledge, none of the selling securityholders listed above has, or within the past three years has had, any material relationship with us or any of our affiliates.

The date of this prospectus supplement is March 21, 2003.